15046780

AB 3/4

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
FEB 27 2015
Washington DC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68329

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LICCAR SECURITIES & CUSTODIAL SERVICES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

231 South LaSalle Street, Suite 650
(No. and Street)

Chicago (City) Illinois (State) 60604 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michael J. Liccar, 312-922-6601
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Demetrius Berkower LLC
(Name – *if individual, state last, first, middle name*)

517 Route 1 South, Suite 4103, (Address) Iselin (City) NJ (State) 08830 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Michael J. Liccar, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Liccar Securities & Custodial Services, LLC, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
MARIBETH CHAMBERS
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:

Signature

Sole Member
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LICCAR SECURITIES & CUSTODIAL SERVICES, LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION
PURSUANT TO RULE 17a-5 OF THE
SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2014

LICCAR SECURITIES & CUSTODIAL SERVICES, LLC

CONTENTS

DB
DEMETRIUS BERKOWER LLC
Certified Public Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Sole Member of
Liccar Securities & Custodial Services, LLC

We have audited the accompanying statement of financial condition of Liccar Securities & Custodial Services, LLC as of December 31, 2014, and the related statements of operations, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of the management of Liccar Securities & Custodial Services, LLC. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Liccar Securities & Custodial Services, LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The information presented by Liccar Securities & Custodial Services, LLC as supplemental information pursuant to Securities and Exchange Commission Rule 17a-5(d)(2)(ii) (the "Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of Liccar Securities & Custodial Services, LLC's financial statements. The Supplemental Information is the responsibility of the management of Liccar Securities & Custodial Services, LLC. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R.§ 240.17a-5. In our opinion, the Supplemental Information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Demetrius Berkower LLC

Demetrius Berkower LLC

Iselin, New Jersey
February 25, 2015

Wayne Plaza II, 155 Route 46, Wayne, NJ 07470-6831 • P (973) 812-0100 • F (973) 812-0750
517 Route One, Iselin, NJ 08830 • P (732) 781-2712 • F (732) 781-2732
www.demetriusberkower.com

LICCAR SECURITIES & CUSTODIAL SERVICES, LLC

STATEMENT OF FINANCIAL CONDITION

	December 31, 2014
ASSETS	
Cash and cash equivalents	$ 364,869
Cash segregated under federal regulations	2,506
Commissions receivable	9,278
Other receivables	4,672
Prepaid expenses	2,325
Total assets	$ 383,650
LIABILITIES AND MEMBER'S EQUITY	
Liabilities:	
Accounts payable and other liabilities	$ 4,264
Commissions payable	9,278
Due to related party	7,318
Total liabilities	$ 20,860
Member's equity	362,790
Total liabilities and member's equity	$ 383,650

See accompanying notes to financial statements

LICCAR SECURITIES & CUSTODIAL SERVICES, LLC

STATEMENT OF OPERATIONS

	Year Ended December 31, 2014
Revenues	
Custodial fees	$ 69,883
Commission income	63,069
Private placement agent fees	15,500
Interest	354
Total revenues	148,806
Expenses	
Commission expense	63,069
Office service fees	41,108
Professional fees	30,096
Regulatory fees	2,736
Promotion and travel	7,510
Continuing education	3,406
Other	8,417
Total expenses	156,342
Net loss	$ (7,536)

See accompanying notes to financial statements.

LICCAR SECURITIES & CUSTODIAL SERVICES, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

	Year Ended December 31, 2014
Member's equity, beginning of year	$ 370,326
Net loss	(7,536)
Member's equity, end of year	$ 362,790

See accompanying notes to financial statements

LICCAR SECURITIES & CUSTODIAL SERVICES, LLC

STATEMENT OF CASH FLOWS

		Year Ended December 31, 2014
Cash flows from operating activities		
Net loss	$	(7,536)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Changes in operating assets:		
Other receivables		(4,672)
Commissions receivable		(9,278)
Prepaid expenses		(987)
Changes in operating liabilities:		
Accounts payable and other liabilities		4,264
Commissions payable		9,278
Due to related party		4,807
Net cash provided by operating activities		(4,124)
Net change in cash and cash equivalents		(4,124)
Cash and cash equivalents, beginning of year		368,993
Cash and cash equivalents, end of year	$	364,869

See accompanying notes to financial statements

1. Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

Liccar Securities & Custodial Services, LLC (the "Company") was formed under the laws of the State of Illinois on May 13, 2009. The Company is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer in securities and has been a member of the Financial Industry Regulatory Authority ("FINRA") since May 18, 2010. The activities of broker-dealers are regulated by industry rules developed through the Securities Exchange Act of 1934 and rules and regulations of FINRA.

The Company provides custodian services and serves as placement agent for certain private placements of securities to select institutions and/or accredited investors. The Company's sole member is Michael J. Liccar.

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Standards Board's Accounting Standards Codification.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

Cash equivalents include short-term, highly liquid investments that are readily convertible to known amounts of cash and have original maturities of three months or less.

The Company considers its investment in a money market account to be a cash equivalent.

Revenue Recognition

Revenues are recognized when the Company's services are complete, revenues are earned, and collection is determined as reasonably assured.

For its services as placement agent for the private placement of securities, the Company earns monthly fees from the respective issuers of such private securities (the "Issuers") and is also entitled to reimbursement by the Issuers of all direct expenses attributable to the registered representatives which are related parties of the Issuers. For financial reporting purposes, the Company nets such expense reimbursements received from the Issuers against the direct expenses attributable to the related registered representatives. Moreover, under this arrangement, one hundred percent (100%) of any commission income earned from the Issuers is paid by the Company to the applicable registered representatives. During the year, the Company earned approximately $15,000 in fees as placement agent and was reimbursed approximately $115,000 of registered representative expenses by the Issuers.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash balances in banks which at times may be in excess of the Federal Deposit Insurance Corporation (FDIC) insured limits.

1. Nature of Operations and Summary of Significant Accounting Policies (Continued)

Income Taxes

The Company files its tax return as a sole proprietorship, consequently net income or loss, in general, is apportioned to the sole member and is reported in his personal federal and Illinois state income tax returns. The tax years that remain subject to examination by taxing authorities are 2011, 2012 and 2013.

The Company's management is required to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement with the relevant taxing authority. Based on its analysis, the Company's management has determined it has not incurred any liability for unrecognized tax benefits as of December 31, 2014. The Company does not expect that it's assessment regarding unrecognized tax benefits will materially change over the next twelve months. However, management's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions, compliance with U.S. federal and U.S. state tax laws, and changes in the administrative practices and precedents of the relevant taxing authorities.

The Company recognizes interest and penalties accrued related to unrecognized tax benefits in income tax fees payable, if assessed. No interest expense or penalties have been recognized as of and for the period ended December 31, 2014.

2. Related-Party Transactions

The Company is a party to an agreement with Michael J. Liccar & Co., LLC ("Related Party"). Under the terms of this agreement, the Related Party provides accounting and administrative services and pays all rent in addition to certain other expenses including personnel, telephone, and office expenses. For the year ended December 31, 2014, such expenses totaled approximately $91,000 of which approximately $41,000 was included in office service fees in the accompanying statement of operations and approximately $50,000 was reimbursed from Issuers. (Refer to Note 1) As of December 31, 2014 the amount of $7,318 remained due to Related Party.

3. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the Company to maintain a minimum net capital of the greater of 6 2/3% aggregate indebtedness or $250,000 minimum net capital, and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2014, the Company had net capital of $355,793, which was $105,793 in excess of its required minimum net capital of $250,000. The Company had aggregate indebtedness of $20,860, which represents accounts payable and other liabilities in the amount of $4,264, commission payable in the amount of $9,277 and $7,318 due to a related party for services as of December 31, 2014. The Company's percentage of aggregate indebtedness to net capital was 5.86%.

The Company is subject to Rule 15c3-3 of the SEC which requires segregation of funds in a special reserve account for the benefit of customers (Rule 15c3-3). At December 31, 2014, the Company has segregated cash of $2,506 under Rule 15c3-3.

4. Subsequent Events

The Company has evaluated subsequent events for potential recognition and disclosure through February 25, 2015, the date on which financial statements were available to be issued, and has not identified any subsequent events that required adjustment or disclosure, in these financial statements.

LICCAR SECURITIES & CUSTODIAL SERVICES, LLC

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

	December 31, 2014
Total member's equity	$ 362,790
Deductions	
Non-allowable assets:	
Other receivables	4,672
Prepaid expenses	2,325
Net capital	$ 355,793
Aggregate indebtedness	$ 20,860
Computation of net capital requirement	
Minimum net capital required (greater of 6 2/3% of aggregate indebtedness or $250,000 minimum dollar net capital)	$ 250,000
Excess net capital	$ 105,793
Percentage of aggregate indebtedness to net capital	5.86%

There are no material differences between the computation of net capital presented above and the computation of net capital in the Company's unaudited Form X-17A-5, Part II-A filing as of December 31, 2014.

LICCAR SECURITIES & CUSTODIAL SERVICES, LLC

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

Credit balances	
Free credit	$ -
Monies borrowed collateralized by customer securities	-
Customers' securities failed to receive	-
Total credit items	-
Debit balances	
Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to Rule 15c3-3	-
Total aggregate debit items	-
Excess of total credits over total debits	$ -
Reserve computation	
Amount held on deposit in "Reserve Bank Account"	$ 2,506
Excess amount in reserve account	$ 2,506

LICCAR SECURITIES & CUSTODIAL SERVICES, LLC

SCHEDULE III

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2014

The system and procedures utilized in complying with the requirement to maintain physical possession or control of customers' fully paid and excess margin securities have been tested and are functioning in a manner adequate to fulfill the requirements of Rule 15c3-3.

DB

DEMETRIUS BERKOWER LLC
Certified Public Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Sole Member of
Liccar Securities & Custodial Services, LLC

We have examined Liccar Securities & Custodial Services, LLC's statements, included in the accompanying Compliance Report, that (1) Liccar Securities & Custodial Services, LLC's internal control over compliance was effective during the most recent fiscal year ended December 31, 2014; (2) Liccar Securities & Custodial Services, LLC's internal control over compliance was effective as of December 31, 2014; (3) Liccar Securities & Custodial Services, LLC was in compliance with 17 C.F.R §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2014; and (4) the information used to state that Liccar Securities & Custodial Services, LLC was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) was derived from Liccar Securities & Custodial Services, LLC's books and records. Liccar Securities & Custodial Services, LLC's management is responsible for establishing and maintaining a system of internal control over compliance that has the objective of providing Liccar Securities & Custodial Services, LLC with reasonable assurance that non-compliance with 17 C.F.R. § 240.15c3-1, 17 C.F.R. § 240.15c3-3, 17 C.F.R. § 240.17a-13, or any rule of the designated examining authority that requires account statements to be sent to the customers of Liccar Securities & Custodial Services, LLC will be prevented or detected on a timely basis. Our responsibility is to express an opinion on Liccar Securities & Custodial Services, LLC's statements based on our examination.

We conducted our examination in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the examination to obtain reasonable assurance about whether Liccar Securities & Custodial Services, LLC's internal control over compliance was effective as of and during the most recent fiscal year ended December 31, 2014; Liccar Securities & Custodial Services, LLC complied with 17 C.F.R §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2014; and the information used to assert compliance with 17 C.F.R §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2014 was derived from Liccar Securities & Custodial Services, LLC's books and records. Our examination includes testing and evaluating the design and operating effectiveness of internal control over compliance, testing and evaluating Liccar Securities & Custodial Services, LLC's compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e), determining whether the information used to assert compliance with 240.15c3-1 and 240.15c3-3(e) was derived from Liccar Securities & Custodial Services, LLC's books and records, and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

In our opinion, Liccar Securities & Custodial Services, LLC's statements referred to above are fairly stated, in all material respects.

Demetrius Berkower LLC

Demetrius Berkower LLC

Iselin, New Jersey
February 25, 2015

Wayne Plaza II, 155 Route 46, Wayne, NJ 07470-6831 • P (973) 812-0100 • F (973) 812-0750
517 Route One, Iselin, NJ 08830 • P (732) 781-2712 • F (732) 781-2732
www.demetriusberkower.com

A PCAOB REGISTERED FIRM

New Jersey • California • Cayman Islands

IAPA INTERNATIONAL
Global Support Local Knowledge

Member of FINRA & SIPC

VICTORIUM · CORONAT · CHRISTUS

LICCAR SECURITIES & CUSTODIAL SERVICES, LLC

Compliance Report

Liccar Securities & Custodial Services, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). As required by 17 C.F.R. § 240.17a-5(d)(1) and (3), the Company states as follows:

(1) The Company has established and maintained Internal Control Over Compliance, as that term is defined in paragraph (d)(3)(ii) of Rule 17a-5.

(2) The Company's Internal Control Over Compliance was effective during the most recent fiscal year ended December 31, 2014;

(3) The Company's Internal Control Over Compliance was effective as of the end of the most recent fiscal year ended December 31, 2014;

(4) The Company was in compliance with 17 C.F.R. § 240.15c3-1 and 17 C.F.R. §240.15c3-3(e) as of the end of the most recent fiscal year ended December 31, 2014

(5) The information the Company used to state that the Company was in compliance with 17 C.F.R. §240.15c3-1 and 17 C.F.R. §240.15c3-3(e) was derived from the books and records of the Company.

I, Michael J. Liccar, swear (or affirm) that, to my best knowledge and belief, this Compliance Report is true and correct.

By: ______________________

Michael J. Liccar
Managing Member

Date: February 25, 2015

231 South LaSalle Street · Suite 650 · Chicago, Illinois 60604-1438
(312) 922 · 6600 (800) 922 · 6604 Fax (312) 922 · 0315
www.liccarsecurities.com